August 16, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Citizens, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed on March 16, 2006 File No. 000-16509
Dear Mr. Rosenberg:
This letter is in response to the issues raised in your letter of July 19 regarding the above-referenced filing. In connection to our response, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Our responses follow the restatement of your questions in italics.
Consolidated Financial Statements
(1) Summary of Significant Accounting Policies
(d) Premium Revenue and Related Expenses, page 93
1.      Please provide us in disclosure-type format revisions to your revenue recognition policy disclosures to include policies separately for each of your major revenue streams. In providing these disclosures please disclose your revenue recognition policy separately for your life and accident and health business and clarify whether ‘earned when received’ is the same as ‘earned when due’ as promulgated in paragraph 10 of SFAS 60. Also for annuities, describe the actual policies used in addition to explaining that they are consistent with the accounting for interest bearing financial instruments.

Mr. Jim B. Rosenberg
August 16, 2006

Beginning in the first quarter of 2006, the Company began accruing premium revenue based on the gross amount due, rather than just a portion of that amount, in accordance with SFAS 60. The impact was not material to the financial statements.
In 2005 and prior, the Company reported annuity deposits as revenue when received, with an equal offsetting amount deducted as benefit expense. Beginning with the first quarter of 2006, annuities are accounted for in a manner consistent with the accounting for interest bearing financial instruments.
We will make the following changes to clarify the “Premium Revenue and Related Expenses” accounting policy disclosure in future filings consistent with our current accounting policy as follows:
Beginning in the first quarter of 2006, the Company began accruing premium revenue based on the gross amount due, rather than just a portion of that amount, in accordance with SFAS 60. The impact was not material to the financial statements.
Premiums on life policies are recognized as earned when due. Accident and health policies are recognized as revenue over the contract period on a pro rata basis. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the estimated life of the contracts. This matching is accomplished by means of provisions for future benefits and the capitalization and amortization of deferred policy acquisition costs.
Annuity policies, primarily flexible premium fixed annuity products, are accounted for in a manner consistent with accounting for interest bearing financial instruments. Premium receipts are not reported as revenues, but rather as deposit liabilities to annuity contracts. The annuity products issued do not include fees or other such charges.
(8) Convertible Preferred Stock, page 113
2.      You state in your disclosure that the beneficial conversion feature represents the difference between the redemption price and the effective conversion price. Please tell us how your accounting for the beneficial conversion feature complies with paragraph 5 of EITF 98-5, which states that the beneficial conversion feature should be measured as the difference between the conversion price and the fair value of the common stock. It is unclear why you use the redemption price instead of the fair value of the Class A common stock to measure the intrinsic value of the beneficial conversion feature.

Mr. Jim B. Rosenberg
August 16, 2006

Citizens, Inc.’s (the Company’s) accounting for the beneficial conversion feature, related to the Company’s private placement of Series A-1 Convertible Preferred Stock, complies with paragraph 5 of EITF 98-5, which states that the beneficial conversion feature should be measured as the difference between the conversion price and the fair value of common stock. The wording is misstated in the footnote 8 of Citizens, Inc.’s December 31, 2005 10K filed with the United States Securities Exchange Commission, not the accounting treatment. All future disclosures with regard to the Company’s Series A-1 Preferred Stock will be correctly stated using fair value instead of redemption price.
We will make the following changes to our disclosure in future filings of our accounting policy for our Convertible Preferred Stock:
The beneficial conversion feature represents the difference, at July 12, 2004, between the fair value of the Citizens, Inc. stock and the conversion price, taking into account embedded warrants and options based upon the number of shares to be converted at inception.
If you have any need further explanation or have other questions, please let me know.
Sincerely,
Mark A. Oliver
President